

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

November 2, 2009

Mr. Richard S. Greene
 Chief Financial Officer
DELUXE CORPORATION
3680 Victoria Street N.
Shoreview, Minnesota 55126-2966

>   **Re: Deluxe Corporation
>   Form 10-K for the year ended December 31, 2008
>   File No. 1-07945**

Dear Mr. Greene:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief